
02006999



RECEIVED
FEB 28 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-6-02

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 030041

8-44665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weisser, Johnson & Co. Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 McKinney, Suite 3175
(No. and Street)

Houston	Texas	77010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Weisser 713-659-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name — *if individual, state last, first, middle name)*

7 Penn Plaza, Suite 1600	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD 3-15-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank M. Weisser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Weisser, Johnson & Co. Capital Corporation, as of

December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



LINDA J. ROSE
Notary Public, State of Texas
My Commission Expires
October 12, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

Financial Statements and Supplementary Schedules for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent auditors' report	1
Balance sheets	2
Statements of operations and changes in retained earnings	3
Statements of cash flows	4
Notes to financial statements	5 - 6
SUPPLEMENTARY SCHEDULES:	
Schedule I Computation of aggregate indebtedness and net capital under Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	8
Independent Auditors' Report on Internal Accounting Control Required by SEC rule 17a-5	9 - 10


RNK

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Weisser, Johnson & Co. Capital Corporation
Houston, Texas

We have audited the accompanying balance sheets of Weisser, Johnson & Co. Capital Corporation as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser, Johnson & Co. Capital Corporation as of December 31, 2001 and 2000, and its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is related to an entity under common control to whom it paid management fees and shared overhead as explained in Note 3. The Company's financial position and results of operation could be different from those presented if the entities were autonomous.

Rosenberg, Neuwirth & Kuchner

Successors to the practice of Gross & Ehrhardt, LLP
Certified Public Accountants who audited the financial statements for the year ended December 31, 2000

February 21, 2002

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSET:		
Cash subject to immediate withdrawal	$413,324	$39,421
PROPERTY AND EQUIPMENT:		
Furniture and fixtures/equipment - net of accumulated depreciation of $7,997 and $5,536	4,305	6,766
TOTAL ASSETS	$417,629	$46,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current accrued expenses	$ 3,000	$ 3,000
Taxes payable	15,600	650
TOTAL CURRENT LIABILITIES	18,600	3,650
STOCKHOLDERS' EQUITY:		
Common stock, no par value (1,000 shares authorized 20 shares issued and outstanding)	20,000	20,000
Retained earnings	381,437	24,945
Less cost of treasury stock	(2,408)	(2,408)
TOTAL STOCKHOLDERS' EQUITY	399,029	42,537
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$417,629	$46,187

See notes to financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

	Years Ended December 31,	
	2001	2000
Revenues:		
Fee income	$904,783	$ 912
Interest income	8,525	8,508
Total Revenues	913,308	9,420
Expenses:		
Accounting fees	3,000	3,000
Rent	32,980	51,898
Bank charges	125	104
Insurance	-	582
Registration fees	2,496	2,759
SIPIC	155	150
Overhead reimbursed expenses	500,000	100,000
Depreciation	2,460	2,460
Taxes	-	860
Total Expenses	541,216	161,813
Net Income (Loss) Before Income Taxes	372,092	(152,393)
Income taxes	15,600	-
NET INCOME	356,492	(152,393)
Retained earnings, beginning of year	24,945	177,338
Retained earnings, end of year	$381,437	$ 24,945

See notes to financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$904,783	$ 912
Interest received	8,525	8,508
Cash paid for services and expenses	(539,405)	(159,395)
Net cash provided by (used for) operating activities	373,903	(149,975)
Cash, beginning of year	39,421	189,396
Cash, end of year	$413,324	$ 39,421
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$356,492	$(152,393)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,461	2,460
Decrease in taxes receivable	-	39
Increase (decrease) in taxes payable	14,950	(81)
Total adjustments	17,411	2,418
Net cash provided by (used for) operating activities	$373,903	$(149,975)

See notes to financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Weisser, Johnson & Co. Capital Corporation(the "Company") was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business as a registered broker-dealer.

Accounting method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362 (a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for Federal tax is necessary. However New York City Corporate tax, $6,100, Texas Corporation Franchise tax, $9,200 and New York State of $300 have been provided.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Rule 15c3-1 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2001 and 2000 the Company had a net capital of $387,961 and $35,483, which exceeded required net capital by $382,961 and $30,483, respectively. The Company's net capital ratios were 0.048:1 and 0.103:1 for 2001 and 2000, respectively.

4. RELATED PARTY TRANSACTIONS

The Company shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Company shares rent and certain administration expenses.

During 2001 the Company reimbursed overhead expenses of $500,000 to Weisser, Johnson & Co.

The reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent Company.

5. CONCENTRATION OF RISK

The Company has $363,172 in checking and money market accounts with one bank as of December 31, 2001.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

IN ACCORDANCE WITH RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31, 2001	Years Ended December 31, 2000
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$ 18,600	$ 3,650
Net capital:		
Stockholder's equity from balance sheets	399,029	42,537
Non allowable assets	(4,305)	(6,766)
	394,724	35,771
Haircuts:		
Other Securities - 2% of portion of money market funds	6,763	288
NET CAPITAL	$387,961	$35,483
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $18,600 an $3,650, respectively)	$ 1,240	$ 243
Minimum dollar net capital requirement	5,000	5,000
Excess capital	382,961	30,483
Excess capital at 1,000%	$386,101	$35,118
Ratio:		
Aggregate indebtedness to net capital	0.048:1	0.103:1

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2001 and 2000 previously filed by Weisser, Johnson & Co. Capital Corporation on Form X-17A-5.

See notes to financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2001

Weisser, Johnson & Co. Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.


R
N
K

To the Shareholders of
Weisser, Johnson & Co. Capital Corporation
Houston, Texas

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Weisser, Johnson & Co. Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg, Neuwirth & Kuchner

Successors to the practice of Gross & Ehrhardt, LLP
Certified Public Accountants who audited the financial
statements for the year ended December 31, 2000

New York, New York
February 21, 2002

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

AND INDEPENDENT AUDITORS' REPORT

WEISSER, JOHNSON & CO.
CAPITAL CORPORATION

1 HOUSTON CENTER
1221 McKINNEY, SUITE 3175
HOUSTON, TEXAS 77010-2009

713-659-4600
713-659-6020 FAX
www.weisserjohnson.com


RECEIVED
FEB 28 2002
352

February 25, 2002

I Frank Weisser, President, Weisser, Johnson & Co. Capital Corporation, do hereby affirm that, to the best of my knowledge and belief, the attached financial statements as of December 31, 2001 and 2000 and the supplementary schedules are true and correct, and that the corporation does not carry any customer securities or handle their cash in any way.

Frank M. Weisser
President